September 14, 2026

NASDAQ: MAKO; TSX-V: MKO

Mako Mining Announces a Non-Binding Letter of Intent to Enter a Gold Purchase
Agreement with Sailfish Royalty to Lower its Cost of Capital and Facilitate
Shareholder Returns and Accretive Acquisitions

Mako Mining Corp. (“Mako” or the “Company”) (NASDAQ: MAKO; TSX-V: MKO) is pleased to announce that it has entered into a non-binding letter of intent dated and signed on September 11, 2026 (the “LOI”) with Sailfish Royalty Corp. (“Sailfish”), a non-arm’s length entity, in connection with a proposed sale to Sailfish of a corporate level, long-term gold stream (the “Transaction”).

Proposed Terms of the Gold Stream

The LOI provides for the proposed purchase by Sailfish from Mako of refined gold over a term of 240 months (the "Term"), as follows:

  until August 1, 2028 ("Part 1"), 650 troy ounces of refined gold per month;
  immediately following Part 1, until February 1, 2031 ("Part 2"), 750 troy ounces of refined gold per month;
  immediately following Part 2, until February 1, 2037 ("Part 3"), 900 troy ounces of refined gold per month; and
  immediately following Part 3, for the remainder of the Term, 1,000 troy ounces of refined gold per month.

(the "Payable Gold")

For each ounce of refined gold delivered, Sailfish will pay to Mako a price equal to 25% of the London Bullion Market Association PM Fix price on the date of delivery. Mako may satisfy its obligations in respect of the delivery of all or a portion of the Payable Gold through the delivery of refined gold from any source (other than from Mako's Mt. Hamilton Project), including the delivery of any London Bullion Market Association gold delivery bars in the relevant quantity.

In connection with the consideration payable under the terms of the Transaction, Sailfish proposes to issue to Mako an aggregate of 70,000,000 common shares of Sailfish (the "Sailfish Shares") at a price per Sailfish Share equal to $ 5.76 (based on a 5-day VWAP ending on the trading day immediately prior to signing the LOI). The Sailfish Shares will be subject to a statutory hold period of four months and one day from the date of issuance. Following Mako's acquisition of the Sailfish Shares, it is anticipated that Mako will hold approximately 49.00% of the issued and outstanding common shares of Sailfish.

Transaction Rationale

The purpose of the Transaction is to capitalize on the clear cost-of-capital differential between gold royalty companies and operating companies. Sailfish has announced that immediately following closing of the Transaction, it intends to amend its dividend policy such that, for every 18,000 common shares of Sailfish owned, shareholders will receive the cash equivalent of one ounce of gold per year, payable quarterly in arrears. Mako is confident that, following the implementation of such amended dividend policy, Sailfish's common shares should command a premium valuation given their attractive yield and direct linkage to the gold price. Mako also believes that the Sailfish Shares can be used, directly or indirectly, as a strategic financing currency. The Sailfish Shares are expected to enhance Mako's ability to access lower-cost financing structures and pursue acquisition opportunities of a size and quality materially greater than those historically available to the Company. In addition, lower cost financing structures are expected to enable Mako to return the majority of its US$112 (1) million in cash and securities to shareholders in the form of dividends if no higher returning acquisitions are completed.

Akiba Leisman, CEO of Mako, states: "This transaction with Sailfish is expected to accelerate our acquisition and shareholder return strategies. Since early 2024, we've completed three acquisitions, which make up the vast majority of our corporate net asset value, for a total of 13.16 million shares (approximately 15% of our current share count), US$2 million in cash, and a gold stream. Since this time, our cash and securities balance has grown by over US$110 million through cash generated from operations and a US$37.4 million equity raise, fully financing our development projects. With this transaction, we anticipate either securing lower-cost financing to return the majority of the US$112 million on our balance sheet to shareholders via dividends, or using the Sailfish Shares as lower-cost capital for accretive acquisitions, opening up the opportunity to do similar transactions with Sailfish in the future."

Under the proposed Transaction terms, Mako will provide certain contractual rights in favor of Sailfish, as summarized below.

Lock-Up

The Sailfish Shares will be subject to a contractual lock-up for a period of 12 months following the closing of the Transaction, with 50% of the Sailfish Shares being released from the lock-up every 6 months following closing of the Transaction.

Placement Rights

For so long as Mako holds at least 10% of the issued and outstanding common shares of Sailfish, in the event Mako proposes to sell in excess of 500,000 Sailfish Shares at any given time, for cash consideration, Sailfish shall have the right to arrange for purchasers of such excess shares at a price no lower than the sale price of the initial 500,000 Sailfish Shares to be sold by Mako.  Additionally, in the event of a change of control of Mako, Sailfish will have the right to arrange for purchasers of the Sailfish Shares then held by Mako, subject to applicable securities laws and stock exchange rules.

1 Cash, Trade Receivables and Marketable Securities as of June 30th, 2026

Standstill

For so long as Mako holds at least 20% of the issued and outstanding common shares of Sailfish on a non-diluted basis, Mako will agree not to acquire additional common shares, make or support a takeover bid, solicit proxies, requisition a meeting, seek board control or announce any such proposal without Sailfish's prior written consent.

Voting Support

For so long as Mako holds at least 20% of the issued and outstanding common shares of Sailfish on a non-diluted basis, Mako will agree to vote the Sailfish Shares on a basis consistent with the voting recommendations of the board of directors or management of Sailfish, as applicable, in respect of any ordinary business put before the shareholders of Sailfish.

In the event there is a change of control of Mako, Mako will agree to take reasonable commercial efforts to cause the successor entity to vote the Sailfish Shares on a basis consistent with the voting recommendations of the board of directors or management of Sailfish, as applicable, in respect of all ordinary business and all other proposals put before Sailfish shareholders for approval, so long as the successor entity is not treated differently than Sailfish shareholders of the same class of securities.

Completion of the Transaction remains subject to Mako and Sailfish negotiating and executing a definitive gold purchase agreement (the "Gold Purchase Agreement"), which shall contain certain conditions precedent including, but not limited to, the parties obtaining all required special committee and board approvals for the completion of the Transaction, obtaining all applicable TSXV approval, each of the parties obtaining the disinterested approval of its shareholders at respective meetings of shareholders, the special committees of each of Mako and Sailfish  receiving a fairness opinion in connection with the Transaction, and Mako receiving an independent formal valuation as required under Multilateral 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the policies of the TSXV. It is proposed that the obligations of Mako under the Gold Purchase Agreement be secured in favor of Sailfish against all present and after-acquired property of Mako Mining Corp. (with the exception of the Mt. Hamilton Project.), Mako US Corp., Goldsource Mines Inc., Eagle Mountain Gold Corp., EG Acquisition LLC and Golden Vertex Corp., including, but not limited to, a pledge of the Sailfish Shares and a pledge of the shares of Stronghold Guayana Inc. In addition, Sailfish is to receive a security interest in the Company's Moss Mine. There can be no assurance that the Transaction will be completed on the terms proposed in the LOI or at all.

Upon execution of the Gold Purchase Agreement, the Company will issue a subsequent news release containing details of the Gold Purchase Agreement and the Transaction. A copy of the Gold Purchase Agreement will be made available on the Company's SEDAR+ profile at www.sedarplus.ca.

Related Party Transaction

As both Mako and Sailfish are controlled by Wexford Capital LP ("Wexford"), or private investment funds controlled by Wexford, Sailfish is considered to be a related party of Mako. As a result, the Transaction constitutes a related party transaction for Mako within the meaning of MI 61-101. Pursuant to the requirements of MI 61-101, Mako must obtain an independent formal valuation and minority approval of its shareholders in connection with the Transaction, on the basis that the fair market value of the Transaction is more than 25% of Mako's market capitalization as determined in accordance with MI 61-101.

Following execution of the proposed Gold Purchase Agreement, the Company intends to mail a management information circular to shareholders in respect of an annual general and special meeting of shareholders of Mako to be held in connection with the approval of the Transaction. Additional details regarding the terms and conditions of the Gold Purchase Agreement and the Transaction will be set out in the management information circular, which will be made available under the Company's SEDAR+ profile at www.sedarplus.ca.

Special Committee

As a result of the Transaction constituting a related party transaction for Mako, and certain conflicts of interest as a result of Akiba Leisman, Chief Executive Officer of Mako also being Chairman of Sailfish, Asheef Lalani being a director of both Mako and Sailfish and Paul Jacobi, a director of Mako, also being a managing director of Wexford, the board of directors of Mako (the "Board") appointed an independent special committee (the "Special Committee") consisting of John Hick (Chair), Mario Caron and Laurie Gaborit to assist in the independent evaluation and supervision of the Transaction and to consider and make its recommendations to the Board.

Advisors and Counsel

The Special Committee has retained Stifel Canada to act as financial advisor and to prepare a fairness opinion in connection with the Transaction, and has retained Evans & Evans, Inc. to prepare the independent formal valuation in accordance with the requirements of MI 61-101. Cassels Brock & Blackwell LLP is acting as Canadian legal counsel and Dorsey & Whitney LLP is acting as United States legal counsel.

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns two assets in the US: the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona and the Mt. Hamilton Project, a permitted heap leach project in Nevada. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR+ www.sedarplus.ca.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" under Canadian securities laws and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward-looking information"). Forward-looking information in this news release includes all statements other than statements of historical fact. Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this news release includes, without limitation, Mako's intention to negotiate and enter into the Gold Purchase Agreement with Sailfish in connection with the Transaction; to obtain all Special Committee recommendations and Board approvals in connection with the Transaction; to receive a fairness opinion and independent formal valuation in connection with the Transaction; to seek to obtain majority of the minority shareholder approval at a meeting of shareholders of Mako in connection with the Transaction; the anticipated conditions precedent to the completion of the Transaction, including receipt of all requisite regulatory and shareholder approvals;  the expected strategic rationale for completing the Transaction and anticipated benefits of the Transaction for Mako and its shareholders; and the strategic use of the Sailfish Shares by Mako in the future. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These risk factors include the Company not successfully negotiating and signing a definitive Gold Purchase Agreement with Sailfish; Mako failing to obtain all requisite approvals for completion of the Transaction in a timely manner or at all, including the recommendation of the Special Committee and/or Board approval, the requisite shareholder approval, the requisite regulatory approvals including the approval of TSXV; changes to the indicative non-binding terms of the Transaction set forth in the letter of intent and summarized in this news release; changes in market conditions and the execution of Mako's business strategies, including the anticipated strategies contemplated following the Transaction; the Company's dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets; health, safety and environmental risks and hazards to which the Company's operations are subject; the Company's ability to maintain or increase present level of gold production; access to financing; uncertainty in the estimation of mineral resources and mineral reserves; reliance on mineral project infrastructure and supply chains; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company's operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company's compliance with anti-corruption laws; the availability and performance of contractors and suppliers; cost overruns; risks relating to acquisitions; title disputes or claims; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; fluctuating currency exchange rates (including the US Dollar); taxation risks; labour and employment relations; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company's results of operations and market price of common shares; force majeure events; transactions that may result in dilution to shareholders; the Company's dependence on key management personnel and executives; as well as those risk factors discussed or referred to in the Company's disclosure documents filed with the securities regulatory authorities in Canada on SEDAR+ at www.sedarplus.ca and in the United States on EDGAR at www.sec.gov. Although Mako has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors that could cause actual results or future events to differ materially from those expressed. Accordingly, readers should not place undue reliance on forward-looking information. Mako disclaims any obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws.